SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 7, 2020

List of materials

Documents attached hereto:

i) Share Buyback Report for the period from January 1, 2020 to January 31, 2020

[This is a translation of the Share Buyback Report for the period from January 1, 2020 to January 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on February 7, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of January 31, 2020)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	January 6	46,000	339,374,900
(Date of repurchase)	January 7	54,800	418,364,200
	January 8	55,200	420,605,400
	January 9	41,800	325,770,000
	January 10	40,600	319,470,900
	January 14	20,000	159,358,800
	January 15	57,800	458,177,300
	January 16	33,400	265,269,700
	January 17	31,600	251,970,600
	January 20	21,700	173,416,000
	January 21	20,100	159,844,700
	January 22	23,700	188,210,200
	January 23	22,400	177,968,400
	January 24	19,300	152,930,900
	January 27	30,300	238,049,400
	January 28	27,800	216,127,300
	January 29	21,300	166,458,500
	January 30	36,400	280,029,700
	January 31	30,200	234,186,900
Total	―	634,400	4,945,583,800
Total number of shares repurchased as of the end of the reporting month		26,692,500	160,976,065,900
Progress of the repurchase (%)		44.49	80.49
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

Not applicable

3.	Status of Shares Held in Treasury
(as of January 31, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,273,071,145
Number of treasury stock	47,221,613

 EOF

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